UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549



                           FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF
REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO
FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.



                              Commission  File  Number  1-6793


                  Central Telephone Company
   (Exact name of registrant as specified in its charter)


  P.O. Box 11315, Kansas City, MO 64112 (913) 624-3000
    (Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)


                 Convertible Junior Preferred Stock
  (Title of each class of securities covered by this Form)


                     Cumulative Preferred Stock
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)     X  		Rule 12h-3(b)(1)(i)
	Rule 12g-4(a)(1)(ii)		Rule 12h-3(b)(1)(ii)
	Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(i)
	Rule 12g-4(a)(2)(ii)		Rule 12h-3(b)(2)(ii)
					Rule 15d-6

     Approximate number of holders of record as of the
certification or notice date:             0

     Pursuant to the requirements of the Securities Exchange
Act of 1934, Central Telephone Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  March 14, 1996           By:  /s/ Michael T. Hyde
                                             Michael T. Hyde, Secretary